Mail Stop 04-07

      							April 28, 2005


Mr. Ronald W. Rudolph
Executive Vice President and
    Chief Financial Officer
On Assignment, Inc.
26651 West Agoura Road
Calabasas, CA 91302

	RE:	On Assignment, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 16, 2005
	File No. 000-20540

Dear Mr. Rudolph:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

   Impairment of Goodwill and Identifiable Intangible Assets, page
26

1. It is unclear from the first paragraph of page 16 of your June
30,
2003 Form 10-Q whether or not you experienced a significant decline in revenues in the business you acquired from HPO as of June 30, 2003. The first paragraph of page 29 of your Form 10-K indicates that you concluded that goodwill, related to one of your Healthcare
Staffing reporting units, was impaired as of June 30, 2003. However, the reasons for the June 2003 impairment charge are unclear, since it appears that most of your goodwill, as of December 31, 2002, was acquired in the HPO acquisition. Tell us how you determined your SFAS 142 reporting units explaining how goodwill was allocated to each. Give us an analysis of your reporting unit goodwill and related impairment; and explain to us in more detail how you applied
SFAS 142 to determine that impairment charges were necessary.

   Overview and Results of Operations, pages 24 and 27

2. Refer to your discussion of revenues for the years ended
December
31, 2003 and 2004 on page 24 and for the years ended December 31, 2002 and 2003 on page 27, which indicate that both Lab Support and Healthcare Staffing segment revenues continue to decrease. However, the table on page 53 seems to show that your multiyear decline in
revenues reversed in the last two quarters of 2004.   Please
expand
your discussion of results of operations, in future filings, to describe known trends that you expect to have a material impact on future net revenues or income from continuing operations, as required
by Item 303(a)(3)(ii) of Regulations S-K.   Address related trends
in
costs of services and selling, general and administrative expenses.
Discuss, if practical, the conditions under which you expect these trends to continue or to abate.

*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kenya Wright, Staff Accountant, at (202)
551-
3373 or Joseph M. Kempf, Reviewer, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Ronald W. Rudolph
On Assignment, Inc.
April 28, 2005
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